UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 7, 2007
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):

N/A.

        Attached hereto and incorporated by way of reference herein is the Registrant’s press release entitled “Nova Announces 30% Revenue Increase Over the First Quarter of 2006".

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); and September 21, 2006 (File No. 333-137491).

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: May 7, 2007

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES 30% REVENUE INCREASE
OVER THE FIRST QUARTER OF 2006

Rehovoth, Israel, – May 7, 2007 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its results for the first quarter of 2007.

Total revenues increased 30% to $13.4 million, compared to $10.3 million reported for the first quarter of 2006. Revenues declined 5% sequentially from the fourth quarter of 2006, reflecting seasonal patterns.

Gross margin for the first quarter of 2007 was 44% compared with 46% for the first quarter of 2006 and 41% for the fourth quarter of 2006.

Total operating expenses were $6.6 million for the first quarter of 2007, compared with $5.0 million in the first quarter of 2006, and $6.6 million in the fourth quarter of 2006. Operating expenses for the first quarter of 2007 included approximately $1.4 million in legal expenses related to recently settled intelectual property litigation, which masked the effects of the cost reduction initiative that began in the fourth quarter of 2006.

Net loss for the first quarter of 2007 was $0.6 million, or $0.04 per share, which included the above mentioned legal expenses and $0.4 million of share based compensation expenses and amortization of intangible assets, compared with breakeven results for the first quarter of 2006, and compared with a net loss of $0.8 million, or $0.05 per share, for the fourth quarter of 2006.

Cash reserves at the end of the first quarter of 2007 were $21.2 million, an increase of $6 million compared to the end of fourth quarter of 2006. The increase included $1 million of positive cash flow as well as $5 million in proceeds from the Company’s private placement in March 2007.

“We are pleased with our continuing business growth which results primarily from continued market share gains as well as initial penetration of new segments.” said Gabi Seligsohn, President and CEO. “The positive impact of our cost reduction programs will become more apparent during the second quarter when we will have much smaller legal expenses related to the final aspects of the settlement. Our business momentum, combined with reduction of litigation expenses and our ongoing cost control initiatives, will help us succeed in our drive to reach profitability in 2007, in parallel to further strengthening our leadership in integrated metrology and penetrating new segments.”

The Company will host a conference call today, May 7, 2007, at 10:00am EST. To participate please dial in the U.S: 1-888-281-1167; UK: 0-800-917-9141; or internationally: +972-3-918-0609 at least 5 minutes before the start of the call. A recording of the call will be avialble on Nova’s website, within 24 hours following the end of the call.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products and risks related to our operations in Israel.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Q1-2007	Q1-2006	Q4-2006

REVENUES
Product sales	10,443	7,797	11,463
Services	2,924	2,485	2,603

	13,367	10,282	14,066

COST OF REVENUES
Product sales	4,868	3,656	5,562
Services	2,666	1,857	2,751

	7,534	5,513	8,313

GROSS PROFIT	5,833	4,769	5,753

OPERATING EXPENSES
Research & Development expenses, net	2,333	2,297	2,587
Sales & Marketing expenses	2,198	1,672	2,747
General & Administration expenses	2,112	1,048	1,283

	6,643	5,017	6,617

OPERATING LOSS	810	248	864

INTEREST INCOME, NET	169	207	104

NET LOSS	641	41	760

Basic and diluted loss per share	0.04	0.00	0.05

Shares used for calculation of basic and diluted loss per share	17,239	15,478	16,771

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of March 31,	As of December 31,
	2007	2006

CURRENT ASSETS
Cash and cash equivalents	7,657	4,176
Short-term interest-bearing bank deposits	183	466
Short-term investments	5,000	2,400
Held to maturity securities	3,377	3,265
Trade accounts receivable	8,796	10,252
Inventories	9,016	8,968
Other current assets	1,522	1,917

	35,551	31,444

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	2,665	3,172
Held to maturity securities	2,296	1,704
Other Long-term assets	224	222
Severance pay funds	2,398	2,249

	7,583	7,347

FIXED ASSETS, NET	2,883	2,601

INTANGIBLE ASSETS, NET	2,920	3,027

Total assets	48,937	44,419

CURRENT LIABILITIES
Trade accounts payable	6,775	6,424
Deferred income	3,243	3,048
Other current liabilities	5,452	6,099

	15,470	15,571

LONG-TERM LIABILITIES
Liability for employee severance pay	3,397	3,224
Deferred income	701	979
Other long-term liability	70	70

	4,168	4,273

SHAREHOLDERS' EQUITY	29,299	24,575

Total liabilities and shareholders' equity	48,937	44,419